EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Earnings:
Income/(loss) from continuing operations	$29,466	$13,695	$50,249	$100,954
Add (from continuing operations):
Interest on indebtedness (a)	31,954	30,232	93,736	88,705
Portion of rents representative of the interest factor	477	442	1,443	1,424
Amortization of capitalized interest	1,177	937	3,336	2,802
Total earnings	$63,074	$45,306	$148,764	$193,885

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$31,954	$30,232	$93,736	$88,705
Interest capitalized	4,133	3,572	12,122	12,187
Portion of rents representative of the interest factor	477	442	1,443	1,424
Fixed charges	$36,564	$34,246	$107,301	$102,316

Add:
Preferred stock dividends	$929	$930	$2,787	$2,792
Combined fixed charges and preferred stock dividends	$37,493	$35,176	$110,088	$105,108

Ratio of earnings to fixed charges	1.73	1.32	1.39	1.89
Ratio of earnings to combined fixed charges and preferred stock dividends	1.68	1.29	1.35	1.84
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.